Filed Pursuant to Rule 433
Registration Nos. 333-170385 and 333-170385-01
June 7, 2011
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated June 7, 2011)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	5.95% Notes due 2041

Ratings:	Baa3 (stable)/BBB- (stable)/BBB- (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$400,000,000

Public Offering Price:	99.693%

Maturity:	June 15, 2041

Benchmark Treasury:	4.75% due February 15, 2041

Benchmark Treasury Price/Yield:	108-00/4.272%

Spread to Treasury:	T+170 basis points

Re-offer Yield:	5.972%

Optional Redemption Terms:	Make-whole call at any time prior to December 15, 2040 at 30 basis points spread over Benchmark Treasury. Callable on or after December 15, 2040 at par.

Coupon:	5.95%

Interest Payment Dates:	June 15 and December 15 of each year beginning December 15, 2011

Initial Interest Accrual Date	June 10, 2011

Format:	SEC Registered

Transaction Date:	June 7, 2011

Expected Settlement Date:	June 10, 2011

CUSIP/ISIN:	65473QAX1/US65473QAX16

Joint Book-Running Managers:	Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Fifth Third Securities, Inc.
Mizuho Securities USA Inc.
The Huntington Investment Company

Risk Factor:	As discussed in the Preliminary Prospectus Supplement, under “RISK FACTORS — The Notes and guarantees are obligations of NiSource Finance and NiSource, respectively, and not of our operating subsidiaries and will be effectively subordinated to the claims of the operating subsidiaries’ creditors”, as of March 31, 2011, NiSource’s operating subsidiaries (which do not include NiSource Finance, NiSource Capital Markets, Inc. and NiSource Development Company) had approximately $977.8 million of indebtedness.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.